Osler, Hoskin & Harcourt LLP

620 8th Avenue – 36th Floor

New York, NY 10018

May 1, 2017

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Precision Drilling Corporation

Registration Statement on Form F-10/F-4

Ladies and Gentlemen:

On behalf of our client, Precision Drilling Corporation, a Canadian corporation (the “Company”) and certain of its subsidiaries (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form F-10/F-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, of the offer to exchange US$350,000,000 aggregate principal amount of the Company’s 7.750% Senior Notes due 2023 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes that were issued in a transaction exempt from registration under the Securities Act.

Should you have any questions regarding the Registration Statement, please feel free to contact Jason Comerford at (212) 991-2533 or me at (212) 991-2585.

Very truly yours,

/s/ Amma Anaman

Amma Anaman

cc:	Patrick Neal

Precision Drilling Corporation

Jason Comerford

               Osler, Hoskin & Harcourt LLP